

March 20, 2023

Jeffrey Oldenkamp
Executive Vice President and Chief Financial Officer
Hawkins, Inc.
2381 Rosegate
Roseville, MN 55113

> **Re: Hawkins, Inc.**
> **Form 10-K for the Fiscal Year Ended April 3, 2022**
> **Filed May 18, 2022**
> **File No. 000-07647**

Dear Jeffrey Oldenkamp:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 3, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal 2022 Compared to Fiscal 2021
Sales, page 16

1. Please quantify factors to which changes are attributed, including the impact of changes in the selling prices of your products and changes in the volume of goods sold. We note you quantify bulk commodity products as a percent of sales. Please explain the importance of this to an investor's understanding of your results. Please consider quantifying increases in your sales by product lines in your segment sales discussion if important to investor's understanding. Refer to Item 303(b)(2)(iii) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

Jeffrey Oldenkamp
Hawkins, Inc.
March 20, 2023
Page 2

absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services